

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2015

Mail Stop 4546

<u>Via Email</u>
Mr. Marcus Schenck
Chief Financial Officer
Federal Republic of Germany
Taunusanlage 12, 60325 Frankfurt am Main, Germany

   Re: **Deutsche Bank Aktiengesellschaft**
             Form 20-F for Fiscal Year Ended December 31, 2014
             Filed March 20, 2015
             File No. 001-15242

Dear Mr. Schenck:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Item 4: Information on the Company, page 35</u>

<u>Strategy in Deutsche AWM, page 38</u>

   1. We note that your assets under management (AUM) experienced a net increase of €116 billion in client assets during 2014, including inflows of €40 billion, enabling total AUM to surpass €1 trillion. In light of the significant increases in AUM, and that these AUM inflows are disclosed as significant drivers of net revenue for the Asset & Wealth Management Corporate Division, please disclose the following information in future filings:

      • Provide a rollforward of your AUM by investment strategy (i.e., equities, fixed income, other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.

- Disclose the typical fee rates earned for each product type or weighted average fee rate by investment strategy.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services II

cc (via email): Richard Walker, General Counsel
Peter Burrill, Group Controller
Mathias Otto, Deputy General Counsel Germany, Central and Eastern Europe
Joseph Kopec, MD and Associate General Counsel